                                  Prospectus Supplement filed under Rule 424(b)3
                                   in connection with Registration No. 333-90729

               PROSPECTUS SUPPLEMENT NO. 2 DATED August 31, 2000
                     (To Prospectus Dated January 27, 2000)

                           MedCare Technologies, Inc.


        2,358,103 shares of common stock, par value $.001 per share (Supplement to the 1,054,085 shares originally set forth in the Prospectus and 1,507,975 shares set forth in Prospectus Supplement No. 1), of which 1,321,650 shares already have been sold under the Prospectus, as supplemented, and are not included in the 2,358,103 shares shown as being offered by this Prospectus Supplement)

     This Prospectus Supplement supplements and supersedes the information contained in the Prospectus, dated January 27, 2000 (the "Prospectus") relating to the offer and sale by certain selling security holders of up to 1,054,085 shares of common stock of MedCare Technologies, Inc., which Prospectus was supplemented and superseded by the information contained in Prospectus Supplement No. 1, dated April 20, 2000 (the "Prospectus Supplement No. 1") relating to the offer and sale by certain selling security holders of up to 1,507,975 shares of common stock of MedCare Technologies, Inc., which does not include 250,255 shares sold by the selling security holders under the initial Prospectus prior to April 20, 2000. Of the 1,507,975 shares set forth in the Prospectus Supplement No. 1, 1,071,395 shares already have been sold and are not included in the 2,358,103 shares listed as being offered by this Prospectus Supplement. The 2,358,103 shares shown as being offered by this Prospectus Supplement includes 436,580 shares which were included in the original Prospectus and Prospectus Supplement No. 1 but which have not yet been sold under the Prospectus and Prospectus Supplement No. 1. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. The information set forth in this Prospectus Supplement amends, supplements and supersedes the relevant information on the cover page and the Selling Stockholders section of the Prospectus as supplemented.

                             SELLING STOCKHOLDERS

     We will issue the shares to the selling stockholders (1) upon conversion of the Series B preferred stock or (2) upon exercise of the warrants, both of which we issued pursuant to the securities purchase agreement. We are registering the shares in order to permit the selling stockholders to offer these shares for resale from time to time. Except for the ownership of the Series B preferred stock, the warrants and the common stock underlying the Series B preferred stock and warrants, the selling stockholders have not had any material relationship with us within the past three years.

     The table below lists the selling stockholders and other information regarding the beneficial ownership of the common stock by each of the selling stockholders.

     The second column lists, for each selling stockholder, the number of shares of common stock which would have been issuable to the selling stockholder on August 31, 2000 upon conversion of all of the Series B preferred stock outstanding on August 31, 2000 and exercise of the warrants which vest within 60 days of August 31, 2000. This number includes shares of common stock that were payable as dividends on the outstanding Series B preferred stock as of August 31, 2000. We determined this number without regard to the 4.99% limit on beneficial ownership, discussed below. Our calculations of the number of shares of common stock into which the selling stockholders may convert the Series B preferred stock or exercise the warrants in the second column assumes a conversion price for the Series B preferred stock of $.425. Because the conversion of the Series B preferred stock is based on a formula that is dependent upon the market price of our common stock, the numbers listed in the second column may fluctuate from time to time.

     The third column lists each selling stockholder's pro rata portion, based on its ownership of Series B preferred stock, of the 2,358,103 shares of common stock we are offering through this prospectus. This
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number includes shares issuable upon exercise of both the vested and unvested warrants. This number does not include any shares of common stock which the selling stockholders have previously sold pursuant to the prospectus.

     The fourth column assumes the sale of all of the shares offered by each selling stockholder.

     Under the Certificate of Designations for the Series B preferred stock, no holder can convert its shares of Series B preferred stock in excess of that number of shares which, upon giving effect to the conversion, would result in that holder and its affiliates beneficially owning more than 4.99% of the outstanding shares of our common stock. This determination excludes shares of common stock issuable upon conversion of shares of Series B preferred stock which the holder has not yet converted. We do not account for this limitation in the table below. We obtained the information provided in the table below from the selling stockholders. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

     We previously registered 1,600,000 shares of common stock on Form S-3 (file number 333-81219), filed with the SEC on June 21, 1999 and declared effective on July 9, 1999. As of January 25, 2000 the selling stockholders have sold 1,589,042 of the 1,600,000 shares registered. Due to a decrease in the market price of the common stock, the registration rights agreement requires us to register an additional 4,679,562 shares of common stock of which, as of August 31, 2000, 1,321,650 shares had been sold pursuant to the prospectus as supplemented. In accordance with Rule 429 of Regulation C of the Securities Act of 1933, we are presenting a combined prospectus.

                                                             Shares of Common      Shares of Common
                                       Preferred Shares      Stock Beneficially     Stock Offered       Common Shares
                                          Owned Prior            Owned on          Pursuant to this      Owned After
                Name                      to Offering         August 31, 2000         Prospectus           Offering
                ----                      -----------         ---------------         ----------           --------
HFTP Investment L.L.C. (1)                     43                1,150,300             1,150,300               0

Leonardo, L.P. (2)                             24                  645,028               645,028               0

GAM Arbitrage Investments, Inc. (2)           3.5                   93,829                93,829               0

AG Super Fund International Partners
L.P. (2)                                      3.5                   93,829                93,829               0

Raphael, L.P. (2)                               5                  133,556               133,556               0

Ramius Fund, Ltd.(3)                            9                  241,561               241,561               0
                                              ---                ---------             ---------               -

    TOTAL                                      88                2,358,103             2,358,103               0

     (1) Promethean Investment Group, LLC, a New York limited liability company, serves as investment advisor to HFTP Investment, L.L.C. and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP by reason of shared power to vote and to dispose of the shares beneficially owned by HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP. Mr. James F. O'Brien, Jr. indirectly controls Promethean. Mr. O'Brien disclaims beneficial ownership of the shares beneficially owned by Promethean and HFTP. The shares of common stock shown as beneficially owned on August 31, 2000 include 60,200 shares of Common Stock issuable upon exercise of the warrants that were vested as of August 31, 2000 or will vest within 60 days as of August 31, 2000.

     (2) Angelo, Gordon & Co., L.P. is a general partner of AG Super Fund International Partners, L.P., Leonardo, L.P. and Raphael, L.P., and is the investment advisor of GAM Arbitrage Investment, Inc. and consequently has voting control and investment discretion over securities held by the entities controlled by Angelo Gordon. The ownership information for each of the Angelo Gordon entities does not include the
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ownership information for the other Angelo Gordon entities. Angelo Gordon and each of the entities controlled by it disclaim beneficial ownership of the shares held by the other Angelo Gordon entities. Mr. John M. Angelo, the Chief Executive Officer of Angelo Gordon, and Mr. Michael L. Gordon, the Chief Operating Officer of Angelo Gordon, are the sole general partners of A.G. Partners, L.P., the sole general partner of Angelo Gordon. As a result, Mr. Angelo and Mr. Gordon may be considered beneficial owners of any shares deemed to be beneficially owned by Angelo Gordon. The shares of common stock shown as beneficially owned on August 31, 2000 include 53,600 shares of common stock issuable upon exercise of the warrants that were vested as of August 31, 2000 or will vest within 60 days as of August 31, 2000.

     (3) AG Ramius Partners, LLC is the investment advisor to Ramius Fund, Ltd., and consequently has voting control and investment discretion over securities held by Ramius Fund. AG Ramius disclaims beneficial ownership of the shares held by Ramius Fund. Mr. John M. Angelo and Mr. Michael Gordon are sole general partners of AG Partners, L.P., the sole general partner of Angelo Gordon (which is the investment managing member of AG Ramius). As a result, Mr. Angelo and Mr. Gordon may be considered beneficial owners of any shares deemed to be beneficially owned by AG Ramius. The shares of common stock shown as beneficially owned on August 31, 2000 include 13,400 shares of common stock issuable upon exercise of the warrants that were vested as of August 31, 2000 or will vest within 60 days as of August 31, 2000.

              This Prospectus Supplement is dated August 31, 2000